UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

America West Resources, Inc.

(Name of Issuer)

Common Stock, par value $.0001

(Title of Class of Securities)

02365V-10-6

(CUSIP Number)

Mary Wommack Barton, 401 Congress Ave., Ste 2200, Austin, TX 78701; 512-480-5604

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02365V-10-6

(1)	Names of Reporting Persons. Denly Utah Coal, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,952,247*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 32,952,247*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952,247*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 46.2%
(14)	Type of Reporting Person (See Instructions) OO

*	This number reflects the number of shares owned outright by Denly Utah Coal, LLC as of May 4, 2012, and the number of derivative securities owned by Denly Utah Coal, LLC as of May 4, 2012. The number will change as the March 31, 2011 Convertible Note earns interest and as the Issuer make payments on the note. Please see an explanation of the March 31, 2011 Convertible Note in Item 3, paragraph b of Amendment No. 6 to Schedule 13D, which was filed on April 15, 2011.

CUSIP No. 02365V-10-6

(1)	Names of Reporting Persons. D. Mark von Waaden
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,952,247*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 32,952,247*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952,247*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 46.2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 02365V-10-6

(1)	Names of Reporting Persons. Matthew D. von Waaden
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,952,247*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 32,952,247*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952,247*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 46.2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 02365V-10-6

(1)	Names of Reporting Persons. Dennis C. von Waaden
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,952,247*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 32,952,247*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952,247*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 46.2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 02365V-10-6

(1)	Names of Reporting Persons. Sally A. von Waaden
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,952,247*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 32,952,247*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952,247*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 46.2%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 02365V-10-6

(1)	Names of Reporting Persons. Denly ACI Partners, Ltd.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,952,247*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 32,952,247*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952,247*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 46.2%
(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 02365V-10-6

(1)	Names of Reporting Persons. Denly ACI Mgt., LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 32,952,247*
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 32,952,247*
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 32,952,247*
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 46.2%
(14)	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) is being filed by Denly Utah Coal, LLC, a Texas limited liability company (the “Company”), D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, Denly ACI Partners, Ltd., a Texas limited partnership (“Denly ACI”), and Denly ACI Mgt., LLC, a Texas limited liability company, (together, the “Reporting Persons”) and relates to their beneficial ownership of shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of America West Resources, Inc. (the “Issuer”). References to shares of Common Stock herein reflect the 1-for-12 reverse stock split effected by the Issuer on October 18, 2010.

This Amendment No. 7 amends Item 3 and Item 5, subparts (a) and (c), of the Statement on Schedule 13D by supplementing the information in such Items as originally filed with the Securities and Exchange Commission on February 26, 2010, as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed on March 3, 2010, by Amendment No. 2 to the Schedule 13D filed on March 31, 2010, by Amendment No. 3 to the Schedule 13D filed on May 20, 2010, by Amendment No. 4 to the Schedule 13D filed on September 3, 2010, by Amendment No. 5 to the Schedule 13D filed on February 18, 2011 and by Amendment No. 6 to the Schedule 13D filed on April 15, 2011 by the Reporting Persons with respect to the shares of Common Stock of the Issuer.

Item 3	Source and Amount of Funds or Other Consideration.

The following acquisitions of Common Stock of the Issuer have taken place since the filing of Amendment No. 6 to Schedule 13D on April 15, 2011:

a.	The Company made a total of $2,690,130.00 in loans to the Issuer between June 3, 2011 and July 14, 2011. Outstanding principal and unpaid accrued interest on these loans converted automatically on July 14, 2011 into 2,701,923 shares of Common Stock pursuant to that certain First Amended and Restated Conversion and Stock Purchase Agreement dated effective June 23, 2011 because the Issuer satisfied certain conditions by that date.

b.	On July 14, 2011, the Company converted $3,600,000.00 of the March 31, 2011 Convertible Note (as that term is defined in Item 3, paragraph b of Amendment No. 6 to the Schedule 13D filed April 15, 2011) into 3,600,000 shares of Common Stock of the Issuer.

c.	On July 15, 2011, the Company purchased 298,078 shares of Common Stock from the Issuer at $1.00 per share.

d.	As of August 11, 2011, the Company loaned $600,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “August 11, 2011 Note”). Under the terms of the August 11, 2011 Note, the Issuer had an obligation to issue 600,000 shares of Common Stock to the Company.

e.	As of August 17, 2011, the Company loaned $420,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “August 17, 2011 Note”). Under the terms of the August 17, 2011 Note, the Issuer had an obligation to issue 420,000 shares of Common Stock to the Company.

f.	As of August 25, 2011,the Company loaned $400,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “August 25, 2011 Note”). Under the terms of the August 25, 2011 Note, the Issuer had an obligation to issue 400,000 shares of Common Stock to the Company.

g.	As of August 29, 2011, the Company loaned $400,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “August 29, 2011 Note”). Under the terms of the August 29, 2011 Note, the Issuer had an obligation to issue 400,000 shares of Common Stock to the Company.

h.	As of August 31, 2011, the Company loaned $300,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “August 31, 2011 Note”). Under the terms of the August 31, 2011 Note, the Issuer had an obligation to issue 300,000 shares of Common Stock to the Company.

i.	As of September 2, 2011, the Company loaned $600,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “September 2, 2011 Note”). Under the terms of the September 2, 2011 Note, the Issuer had an obligation to issue 600,000 shares of Common Stock to the Company.

j.	As of September 9, 2011, the Company loaned $350,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “September 9, 2011 Note”). Under the terms of the September 9, 2011 Note, the Issuer had an obligation to issue 350,000 shares of Common Stock to the Company.

k.	As of September 15, 2011, the Company loaned $650,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “September 15, 2011 Note”). Under the terms of the September 15, 2011 Note, the Issuer had an obligation to issue 650,000 shares of Common Stock to the Company.

l.	As of September 22, 2011, the Company loaned $300,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “September 22, 2011 Note”). Under the terms of the September 22, 2011 Note, the Issuer had an obligation to issue 300,000 shares of Common Stock to the Company.

m.	As of September 29, 2011, the Company loaned $180,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “September 29, 2011 Note”). Under the terms of the September 29, 2011 Note, the Issuer had an obligation to issue 180,000 shares of Common Stock to the Company.

n.	As of October 7, 2011, the Company loaned $300,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 7, 2011 Note”). Under the terms of the October 7, 2011 Note, the Issuer had an obligation to issue 300,000 shares of Common Stock to the Company.

o.	As of October 13, 2011, the Company loaned $650,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 13, 2011 Note”). Under the terms of the October 13, 2011 Note, the Issuer had an obligation to issue 650,000 shares of Common Stock to the Company.

p.	As of October 20, 2011, the Company loaned $235,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 20, 2011 Note”). Under the terms of the October 20, 2011 Note, the Issuer had an obligation to issue 235,000 shares of Common Stock to the Company.

q.	As of October 27, 2011, the Company loaned $350,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “October 27, 2011 Note”). Under the terms of the October 27, 2011 Note, the Issuer had an obligation to issue 350,000 shares of Common Stock to the Company.

r.	As of November 3, 2011, the Company loaned $400,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “November 3, 2011 Note”). Under the terms of the November 3, 2011 Note, the Issuer had an obligation to issue 400,000 shares of Common Stock to the Company.

s.	As of November 10, 2011, the Company loaned $250,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “November 10, 2011 Note”). Under the terms of the November 10, 2011 Note, the Issuer had an obligation to issue 250,000 shares of Common Stock to the Company.

t.	As of November 17, 2011, the Company loaned $150,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “November 17, 2011 Note”). Under the terms of the November 17, 2011 Note, the Issuer had an obligation to issue 150,000 shares of Common Stock to the Company.

u.	As of November 22, 2011, the Company loaned $150,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “November 22, 2011 Note”). Under the terms of the November 22, 2011 Note, the Issuer had an obligation to issue 150,000 shares of Common Stock to the Company.

v.	As of November 29, 2011, the Company loaned $75,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “November 29, 2011 Note”). Under the terms of the November 29, 2011 Note, the Issuer had an obligation to issue 75,000 shares of Common Stock to the Company.

w.	As of December 8, 2011, the Company loaned $200,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “December 8, 2011 Note”). Under the terms of the December 8, 2011 Note, the Issuer had an obligation to issue 200,000 shares of Common Stock to the Company.

x.	As of December 21, 2011, the Company loaned $350,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “December 21, 2011 Note”). Under the terms of the December 21, 2011 Note, the Issuer had an obligation to issue 350,000 shares of Common Stock to the Company.

y.	As of January 5, 2012, the Company loaned $300,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “January 5, 2012 Note”). Under the terms of the January 5, 2012 Note, the Issuer had an obligation to issue 300,000 shares of Common Stock to the Company.

z.	As of January 20, 2012, the Company loaned $150,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “January 20, 2012 Note”). Under the terms of the January 20, 2012 Note, the Issuer had an obligation to issue 150,000 shares of Common Stock to the Company.

aa.	As of February 8, 2012, the Company loaned $60,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “February 8, 2012 Note”). Under the terms of the February 8, 2012 Note, the Issuer had an obligation to issue 60,000 shares of Common Stock to the Company.

bb.	As of February 22, 2012, the Company loaned $60,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “February 22, 2012 Note”). Under the terms of the February 22, 2012 Note, the Issuer had an obligation to issue 60,000 shares of Common Stock to the Company.

cc.	As of March 2, 2012, the Company loaned $200,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 2, 2012 Note”). Under the terms of the March 2, 2012 Note, the Issuer had an obligation to issue 200,000 shares of Common Stock to the Company.

dd.	As of March 16, 2012, the Company loaned $200,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 16, 2012 Note”). Under the terms of the March 16, 2012 Note, the Issuer had an obligation to issue 200,000 shares of Common Stock to the Company.

ee.	As of March 30, 2012, the Company loaned $200,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “March 30, 2012 Note”). Under the terms of the March 30, 2012 Note, the Issuer had an obligation to issue 200,000 shares of Common Stock to the Company.

ff.	As of April 13, 2012, the Company loaned $200,000 to the Issuer, as a result of which the Issuer executed a promissory note for the benefit of the Company (the “April 13, 2012 Note”). Under the terms of the April 13, 2012 Note, the Issuer had an obligation to issue 200,000 shares of Common Stock to the Company.

The source of the funds used for the loans made to the Issuer as discussed in (a) – (ff) above was the assets of the Company.

Item 5	Interest in Securities of the Issuer.

(a)	Number and Percentage of Common Stock Beneficially Owned by Reporting Persons

The percentages of total shares set forth herein are based on the assumption that there are 71,274,761 shares of Common Stock outstanding, which is 64,656,675, the number of shares of the Issuer outstanding as of November 20, 2011 according to the Form 10-Q/A filed by the Issuer on November 22, 2011, plus 6,618,086*, the number of shares of Common Stock covered by derivative securities of the Issuer owned by the Company as of May 4, 2012.

As of May 4, 2012, the Company owned 26,334,161 shares of issued and outstanding Common Stock outright and had the right to acquire approximately 6,618,086* shares of Common Stock under the terms of the March 31, 2011 Convertible Note. Thus, the Company and each other Reporting Person may be deemed to beneficially own 32,952,247* shares of Common Stock as of May 4, 2012, which represents 46.2% of the outstanding Common Stock of the Issuer. This number will fluctuate due to the fact that the number of shares that the Company may acquire under the March 31, 2011 Convertible Note will vary daily based on accrual of interest and payments made on the note by the Issuer.

(c)	Transactions in the Last Sixty Days

The transactions in Common Stock effected by the Reporting Persons during the past 60 days are described in paragraphs (dd) to (ff) under Item 3 above, which are incorporated by reference herein.

Item 7	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated as of May 10, 2012 by and among the Company, D. Mark von Waaden, Matthew D. von Waaden, Dennis C. von Waaden, Sally A. von Waaden, Denly ACI, and Denly ACI Mgt., LLC.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2012

By:	DENLY UTAH COAL, LLC

	By:	/s/ D. Mark von Waaden

	Name:	D. Mark von Waaden
	Title:	President

By:	/s/ D. Mark von Waaden

Name:	D. Mark von Waaden

By:	/s/ Matthew D. von Waaden

Name:	Matthew D. von Waaden

By:	/s/ Dennis C. von Waaden

Name:	Dennis C. von Waaden

By:	/s/ Sally A. von Waaden

Name:	Sally A. von Waaden

By:	DENLY ACI PARTNERS, LTD.

	By:	Denly ACI Mgt., LLC, General Partner

	By:	/s/ Dennis C. von Waaden

	Name:	Dennis C. von Waaden
	Title:	Manager

By:	DENLY ACI MGT., LLC

	By:	/s/ Dennis C. von Waaden

	Name:	Dennis C. von Waaden
	Title:	Manager

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Amended Schedule 13D to which this Agreement is attached.

Dated: May 10, 2012

By:	DENLY UTAH COAL, LLC

	By:	/s/ D. Mark von Waaden
Name: D. Mark von Waaden
Title: President

By:	/s/ D. Mark von Waaden
Name:	D. Mark von Waaden

By:	/s/ Matthew D. von Waaden
Name:	Matthew D. von Waaden

By:	/s/ Dennis C. von Waaden
Name:	Dennis C. von Waaden

By:	/s/ Sally A. von Waaden
Name:	Sally A. von Waaden

By:	DENLY ACI PARTNERS, LTD.

By: Denly ACI Mgt., LLC, General Partner

	By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden
	Title:	Manager

By:	DENLY ACI MGT., LLC

	By:	/s/ Dennis C. von Waaden
	Name:	Dennis C. von Waaden
	Title:	Manager